PRICING TERM SHEET

Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-235277-01

June 8, 2020

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$500,000,000 4.050% Senior Notes due 2030

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated June 8, 2020, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated December 20, 2019, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Pricing Date:	June 8, 2020

Settlement Date:	June 10, 2020 (T+2)

Maturity Date:	July 1, 2030

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2021

Principal Amount:	$500,000,000

Public Offering Price:	99.776%

Net Proceeds to the Issuer, Before Expenses and Accrued and Unpaid Interest:	$495,630,000

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	$97-19+ / 0.877%

Spread to Benchmark Treasury:	320 basis points

Yield to Maturity:	4.077%

Coupon:	4.050%

Optional Redemption Provisions: Make-whole call: Par Call:	Make-whole call at T + 50 basis points On or after April 1, 2030 (three months prior to the maturity date)

CUSIP / ISIN:	11120VAJ2 / US11120VAJ26

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Mizuho Securities USA LLC
RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	BNY Mellon Capital Markets LLC Regions Securities LLC TD Securities (USA) LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting J.P. Morgan Securities LLC by calling (212) 834-4533 collect; by contacting BofA Securities, Inc. by calling (800) 294-1322, Citigroup Global Markets Inc. by calling (800) 831-9146 or Wells Fargo Securities, LLC by calling (800) 645-3751.

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